Exhibit 12.1

GGP Inc.

Consolidated Earnings to Fixed Charges

(Includes Distributions from Unconsolidated Real Estate Affiliates in excess of income)

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
	(Dollars in millions)
Earnings
Income from continuing operations (1)	$66	$110	$667	$1,308	$1,394	$398	$329
Less: Provision for income taxes	—	5	(11)	1	(38)	7	—
Less: Equity in (income) of Unconsolidated Real Estate Affiliates	(34)	(33)	(165)	(283)	(400)	(61)	(69)
Plus: Fixed Charges (2)	138	122	508	540	577	695	746
Plus: Amortization of capitalized interest	—	—	1	1	—	—	—
Plus: Distributions received from Unconsolidated Real Estate Affiliates (3)	63	69	405	204	233	434	276
Less: Capitalized interest	(4)	(2)	(11)	(5)	(13)	(17)	(11)
Less: Preferred unit distributions	(1)	(2)	(2)	(9)	(9)	(9)	(9)

Earnings	$227	$269	$1,392	$1,757	$1,744	$1,447	$1,262

Net Interest
Interest expense	$138	$132	$487	$571	$608	$699	$759
Interest income	(9)	(18)	(62)	(60)	(49)	(29)	(8)
Amortization of deferred finance costs	(3)	(3)	(11)	(12)	(12)	(13)	(9)
Debt extinguishment costs including gains/(losses)	—	—	55	—	—	—	(36)
Amortization of market rate adjustments	1	1	4	3	—	(3)	(9)
Write-off of market rate adjustments	—	—	—	2	(14)	(10)	6
Other non-cash interest expense	—	—	—	—	—	—	—

Net interest	$127	$112	$473	$504	$533	$644	$703

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
	(Dollars in millions)
Fixed Charges
Net Interest	$127	$112	473	504	533	644	703
Ground rent expense	2	2	6	6	6	9	9
Capitalized interest	4	2	11	5	13	17	11
Preferred unit distributions	1	2	2	9	9	9	9

Total fixed charges	134	118	492	524	561	679	732
Preferred stock distributions	4	4	16	16	16	16	14

Combined fixed charges and preferred stock distributions	$138	$122	$508	$540	$577	$695	$746

Ratio of consolidated earnings to total fixed charges	1.70	2.28	2.83	3.35	3.11	2.13	1.72
Ratio of consolidated earnings to combined fixed charges and preferred stock distributions	1.65	2.21	2.74	3.25	3.02	2.08	1.69

(1) -	Income from continuing operations component of earnings includes non-cash charges for depreciation and amortization expense and provisions for impairment. Depreciation and amortization expense included in Income from continuing operations was $185.4 million, $170.3 million, $693.3 million, $660.7 million, $643.7 million, $708.4 million, $749.7 million for the three months ended March 31, 2018, three months ended March 31, 2017 and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively. Provisions for impairment included in Income from continuing operations was $38.4 million, $0.0 million, $0.0 million, $73.0 million, $8.6 million and $5.3 million for the three months ended March 31, 2018, three months ended March 31, 2017 and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.
(2) -	Earnings exceeded fixed charges by $93.2 million, $151.0 million, $899.7 million, $1,232.1 million, $1,182.1 million, $768.2 million and $529.8 million for the three months ended March 31, 2018, three months ended March 31, 2017 and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.
(3) -	Includes both operating and investing distributions.